FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of May, 2017

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F  ☒  Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes  ☐ No  ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             ]

NBG Group	Q1 Results 2017

PRESS RELEASE

NBG Group: Q1.17 results highlights

➢             Domestic core PPI grew by 13% qoq (and 30% yoy) to €244m in Q1.17

O                 Operating performance in Greece reflects improving results in core income constituents (+2.3% qoq) and OpEx (-7.1% qoq)

O                 Domestic NII increased to €398m (+1.4% qoq) and NIM improved by 15bps qoq (and 33bps yoy) to 301bps in Greece (304bps at the Group level)

O                 Net Fees grew by 10.4% qoq to €52m in Q1.17

O                 Q1.17 OpEx at €227m in Greece (-6.7% yoy) on personnel cost containment (-11.7% yoy); C:CI drops to 48% from 53% in Q4.16 and 56% in Q1.16

O                 Without the support of the Astir Palace capital gain of €150m in Q4.16, Group PAT from continuing operations remained positive in Q1.17, absorbing increased provisions of €236m (+7.7% qoq)

➢             NPEs stock declines qoq for a 4th consecutive quarter

O                 Despite a pick up in uncertainty during the first months of the year, domestic NPE stock dropped for a 4th consecutive quarter by €0.2bn qoq

O                 Total NPE reduction at €3.0bn since YE’15 translates into a buffer of €0.7bn vs the SSM target

O                 Domestic NPE ratio of 45.1%, the lowest level in the sector1, combines with industry leading1 NPE coverage of 56.6% in Greece

O                 90dpd ratio at 33.9% in Greece, the lowest among local peers1; domestic 90dpd coverage at a sector high1 of 75.2%

O                 Q1.17 domestic CoR at 294bps (+42bps qoq), due to the annual revaluation of domestic residential real estate values concerning FY.16 price developments; adjusting for that charge, CoR settles below Q3.16 levels in Greece (c190bps)

➢             Lowest ELA exposure among Greek Banks1; Best-in-class2 L:D of 87% in Greece

O                 ELA funding stable qoq at €5.6bn at end-Q1.17, fending off pressure in deposits on adverse seasonality and the temporary pick up in uncertainty

O                 Eurosystem funding at €10.2bn at end-Q1.17 down from €12.3bn at end-Q4.16

O                 Lowest L:D of 87% in Greece and ELA exposure provide the Bank with a unique funding advantage to satisfy healthy demand for corporate credit, expected to pick up in H2.17

➢             CET 1 ratio at 16.0%

O                 CET 1 ratio at 16.0% and at 15.8% on a CRD IV FL basis

O                 Capital will be enhanced further by the ongoing implementation of the Bank’s restructuring plan

Athens May 24, 2017

1Peer group comparison is based on latest available data

The Q1.17 financial results demonstrate NBG’s resilience in addressing protracted uncertainty prevailing in the first months of the year.

On the profitability front, the sharp recovery in core PPI by 27% yoy was sufficient to absorb the temporary pick up in credit risk charges, in part related to the uncertainty, producing a positive operating profit of €24m. As a result, Group PAT from continuing operations remained in the black, despite the absence of substantial one off capital gains in 2016, which are now being replaced by organic profitability, improving the quality of our results.

Despite the pick up in uncertainty in the first few months of the year, NBG has managed to reduce NPEs for yet another quarter, confirming that it is well on track to deliver its FY.17 targets.

Despite the system wide domestic deposit outflows, partly due to seasonality, the Bank’s ELA reliance remained flat compared with YE’16 levels, at €5.7bn, equal to 8% of total assets, while the loans-to-deposits ratio stood at 87% in Greece. Therefore, NBG remains best positioned among its peers to tap the country’s recovery potential with a focus on healthy corporate lending, expected to gather pace in H2.17.

As regards capital, NBG CET1 stands at 16.0%, a level that will benefit further by the execution of our restructuring plan and far exceeds regulatory requirements.

The preliminary agreement between Greece and the Institutions is an important step towards the finalization of the second review of the economic programme. The latter should serve as a catalyst, restoring business and consumer confidence, improving liquidity conditions and stimulating economic recovery. We expect the steadily improving economic climate to add force to our core objectives for 2017: increase profitability, improve the quality of our earnings, reduce NPEs further, in line with or above the SSM targets, and use our liquidity position to support the Greek economy towards exiting recession.

Athens, May 24, 2017

Leonidas Fragkiadakis

Chief Executive Officer, NBG

Profitability

Greece:

Q1.17 core pre-provision income (core PPI) increased by 13% qoq (and 30% yoy) to €244m, reflecting further core income recovery and OpEx reduction.

NII amounted to €398m from €393m in Q4.16, incorporating funding cost savings and minor loan deleveraging. EFSF/ESM bond disposals under the ESM bond exchange scheme resulted in NIM improving by 15bps qoq (and 33bps yoy) to 301bps. Net fee and commission income increased to €52m in Q1.17 from €47m in Q4.16.

Q1.17 OpEx amounted to €227m from €245m in Q4.16, brining cost-to-core income to 48% from 53% in the previous quarter and 56% in Q1.16. Personnel expenses dropped by 6.4% qoq, incorporating the benefit from the Dec’16 VES that involved 1,171 employees or c10% of the domestic workforce. G&As dropped by 11% qoq mainly on the back of lower expenses related to advertising and professional services (i.e. legal fees & expenses, consulting, third party services).

Q1.17 PAT from continuing operations came close to break-even (-€3m) against profits of €72m in Q4.16, despite the absence of the Astir Palace gain (€150m booked in Q4.16 other income) and the significant pick up in loan provisions arising from the annual revaluation of domestic residential real estate values for FY.16 price developments.

SE Europe:1

In SE Europe, the Group reported PAT from continuing operations (i.e. excluding UBB) of €8m from €1m in Q4.16, aided by lower costs (OpEx down 6.1% qoq) and reduced loan provisions (€4m from €18m in Q4.16).

NPEs stock declines for a 4th consecutive quarter

Despite uncertainty in the first months of the year that had a negative impact on performance, the stock of domestic NPEs contracted for a 4th consecutive quarter (-€0.2bn qoq), aided by the close to zero formation and write-offs. The Bank has already reduced NPEs by €3.0bn since end-Q4.15, overshooting the related SSM target by €0.7bn. The NPE ratio in Greece remains the lowest of the sector2, at 45.1% in Q1.17 (flat qoq), combined with an industry leading2 NPE coverage of 56.6% (+10bps qoq).

At the Group level, 90dpd formation amounted to €139m, driven by mortgages in Greece (€145m from €42m in Q4.16), most of which were already identified NPEs.

Q1.17 domestic provisioning run rate rose to 294bps from 252bps in Q4.16, due to the aforementioned increase in mortgage credit charges. Adjusting for these charges, CoR settles below Q3.16 levels in Greece (c190bps). 90dpd coverage stood at 75.2% in Greece, the highest in the domestic market2 (74.1% at the Group level).

1  SE Europe includes the Group’s businesses in Romania, Serbia, Albania, the Former Yugoslav Republic of Macedonia (FYROM), Cyprus, Malta and Egypt

2  Peer comparison is based on latest available data

In SE Europe1, the 90dpd ratio decreased by 40bps qoq to 23.6% on coverage of 58.5% in Q1.17 from 58.6% the previous quarter.

Superior liquidity position

Following a seasonally strong fourth quarter and amid increased uncertainty, Group deposits decreased by 2.0% qoq to €39.7bn in Q1.17, reflecting deposit outflows of €0.8bn in Greece. In SE Europe1, deposits decreased by 0.9% qoq to €3.6bn.

Despite deposit outflows, ELA remained flat qoq at €5.6bn at end-Q1.17, with Eurosystem funding down by €2.1bn qoq to €10.2bn over the same period. Notably, NBG maintains by far the lowest exposure in the sector2, with ELA over assets (excluding EFSF & ESM bonds) standing at 8%. The cash value of excess collateral that can be pledged to the ELA amounted to €8.4bn at end-Q1.17. Liquidity stands to improve further with the completion of the UBB and SABA transactions to the tune of c€0.8bn, reducing ELA exposure by the same amount. The execution of the remaining capital actions, as well as other initiatives, render the target of ELA elimination well within reach.

With ELA exposure at €5.6bn and the lowest L:D ratio among the core Greek banks2 (87% in Greece and 88% at the Group level), NBG maintains a unique funding advantage and is well positioned to tap domestic economic recovery potential.

Capital position

CET1 ratio stood at 16.0% and at 15.8% on a CRD IV FL basis. Capital will be further enhanced through the full implementation of the Bank’s restructuring plan.

1  SE Europe includes the Group’s businesses in Romania, Serbia, Albania, the Former Yugoslav Republic of Macedonia (FYROM), Cyprus, Malta and Egypt

2  Peer comparison is based on latest available data

Annex

(€ millions)	Q1.17	Q4.16	qoq Δ	Q1.16	yoy Δ
Results (€m)
Group PAT from continuing operations	5	73	-93.3%	12	-59.4%
Greece	-3	72	n.m.	-2	81.9%
NII (€m)
Group	445	440	1.0%	443	0.3%
Greece	398	393	1.4%	396	0.7%
Core Revenues (€m)
Group	529	522	1.4%	492	7.6%
Greece	471	461	2.3%	432	9.1%
Operating Expenses (€m)
Group	270	291	-7.0%	287	-5.9%
Greece	227	245	-7.1%	244	-6.7%
Provisions (€m)
Group	236	219	7.7%	140	67.9%
Greece	232	200	15.7%	134	72.7%
Group Balance Sheet (€m)
Total Assets[1]	71,772	74,806	-4.1%	80,207	-10.5%
Net Loans[2]	35,050	35,470	-1.2%	36,323	-3.5%
Deposits[2]	39,663	40,459	-2.0%	39,352	0.8%
Common Equity[3]	6,914	6,906	0.1%	7,099	-2.6%
Tangible Equity	6,780	6,769	0.2%	6,963	-2.6%
Group[1] Ratios
(Net) Loans: Deposits (%)	88.4%	87.7%	0.7 pps	92.3%	-4.3 pps
Net Interest Margin (bps)	304	290	14 bps	273	31 bps
Cost of Risk (bps)	267	246	21 bps	149	118 bps
Asset Quality
Group[1] +90dpd ratio (%)	33.0%	32.9%	0.1 pps	33.8%	-0.8 pps
Greece	33.9%	33.8%	0.1 pps	34.7%	-0.8 pps
Group[1] +90dpd coverage (%)	74.1%	74.3%	-0.2 pps	75.4%	-1.3 pps
Greece	75.2%	75.4%	-0.2 pps	76.5%	-1.3 pps

Group[1] NPE ratio (%)	43.6%	43.6%	0.0 pps	48.0%	-4.4 pps
Greece	45.1%	45.1%	0.0 pps	49.6%	-4.5 pps
Group[1] NPE coverage (%)	56.0%	56.0%	0.0 pps	53.1%	2.9 pps
Greece	56.6%	56.5%	0.1 pps	53.6%	3.0 pps

1  Group excludes assets held-for-sale (Finansbank, NBGI, Astir Palace, UBB & Interlease and S.A.B.A.)

2  Net loans and deposits in Q1.17 and Q1-Q4.16 exclude the amounts of S.A.B.A., UBB and Interlease that have been reclassified in 2016 as non-current assets held for sale and liabilities associated with non-current assets held for sale, respectively

3  Common equity excludes minorities, as well as CoCos of €2,029m in Q1.16

Name	Abbreviation	Definition
Common Equity / Book Value	BV	Equity attributable to NBG shareholders less minorities (non-controlling interests) and contingent convertible securities (CoCos)
Core Equity Tier 1 Ratio	CET1 ratio	CET1 capital, as defined by Regulation No 575/2013 and based on the transitional rules over RWAs
Core Equity Tier 1 Ratio Fully Loaded	CET1 ratio, CRD IV FL	CET1 capital as defined by Regulation No 575/2013, without the application of the transitional rules over RWAs
Core Income	CI	Net Interest Income (“NII”) + Net fee and commission income + Earned premia net of claims and commissions
Core Operating Result (Profit / (Loss))	-	Core income less operating expenses and provisions (credit provisions and other impairment charges)
Core Pre-Provision Income	Core PPI	Core Income less operating expenses, before provisions (credit provisions and other impairment charges)
Cost of Risk / Provisioning Rate	CoR	Credit provisions of the period annualized over average net loans
Cost-to-Core Income Ratio	C:CI	Operating expenses over core Income
Cost-to-Income Ratio	C:I	Operating expenses over total income
Funding cost	-	The blended cost of deposits, ECB refinancing, repo transactions and ELA funding
Gross Loans	-	Loans and advances to customers before allowance for impairment, excluding the loan to the Greek State of €6.2bn
Loans-to-Deposits Ratio	L:D	Net loans over total deposits, period end
Net Interest Margin	NIM	NII annualized over average interest earning assets
Net Loans	-	Loans and advances to customers, excluding the loan to the Greek State of €6.0bn
Net Profit / (Loss)	-	Profit / (loss) for the period attributable to NBG equity shareholders
Non-Performing Exposures	NPEs

Non-performing exposures are defined according to EBA ITS technical standards on Forbearance and Non-Performing Exposures as exposures that satisfy either or both of the following criteria: (a) material exposures which are more than 90 days past due, (b) the debtor is assessed as unlikely to pay its credit obligations in full without realization of collateral, regardless of the existence of any past due amount or of the number of days past due

Non-Performing Exposures Coverage Ratio	NPE coverage	Stock of provisions (allowance for impairment for loans and advances to customers) over non-performing exposures, period end
Non-Performing Exposures Ratio	NPE ratio	Non-performing exposures over gross loans, period end
Non-Performing Loans	NPLs	Loans and advances to customers in arrears for 90 days or more
90 Days Past Due Coverage Ratio	90dpd coverage	Stock of provisions over loans and advances to customers in arrears for 90 days or more, period end
90 Days Past Due Formation	90dpd formation	Net increase / (decrease) of loans and advances to customers in arrears for 90 days or more, before write-offs and after restructurings
90 Days Past Due Ratio	90dpd ratio	Loans and advances to customers in arrears for 90 days or more over gross loans, period end
Operating Expenses	OpEx, costs	Personnel expenses + General, administrative and other operating expenses (“G&As”) + Depreciation and amortisation on investment property, property & equipment and software & other intangible assets
Operating Profit / (Loss)	-	Total income less operating expenses and provisions (credit provisions and other impairment charges)
Pre-Provision Income	PPI	Total income less operating expenses, before provisions (credit provisions and other impairment charges)
Profit / (loss) after tax	PAT (cont. ops)	Profit / (loss) for the period from continuing operations
Risk Weighted Assets	RWAs	Assets and off-balance-sheet exposures, weighted according to risk factors based on Regulation (EU) No 575/2013
Tangible Equity / Book Value	TBV	Common equity less goodwill & intangibles (goodwill, software and other intangible assets)
Total deposits	-	Due to customers
Common Equity / Book Value	BV	Equity attributable to NBG shareholders less minorities (non-controlling interests) and contingent convertible securities (CoCos)

Disclaimer

No representation or warranty, express or implied, is or will be made in relation to, and no responsibility is or will be accepted by National Bank of Greece (the “Group”) as to the accuracy or completeness of the information contained in this announcement and nothing in this announcement shall be deemed to constitute such a representation or warranty.

Although the statements of fact and certain industry, market and competitive data in this announcement have been obtained from and are based upon sources that are believed to be reliable, their accuracy is not guaranteed and any such information may be incomplete or condensed. All opinions and estimates included in this announcement are subject to change without notice. The Group is under no obligation to update or keep current the information contained herein.

In addition, certain of these data come from the Group’s own internal research and estimates based on knowledge and experience of management in the market in which it operates. Such research and estimates and their underlying methodology have not been verified by any independent source for accuracy or completeness. Accordingly, you should not place undue reliance on them.

Certain statements in this announcement constitute forward-looking statements. Such forward looking statements are subject to risks and uncertainties that may cause actual results to differ materially. These risks and uncertainties include, among other factors, changing economic, financial, business or other market conditions. As a result, you are cautioned not to place any reliance on such forward-looking statements. Nothing in this announcement should be construed as a profit forecast and no representation is made that any of these statement or forecasts will come to pass. Persons receiving this announcement should not place undue reliance on forward-looking statements and are advised to make their own independent analysis and determination with respect to the forecast periods, which reflect the Group’s view only as of the date hereof.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Ioannis Kyriakopoulos

(Registrant)

Date: May 24th, 2017
Chief Financial Officer

/s/ George Angelides

(Registrant)

Date: May 24th, 2017
Director, Financial Division